UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 12b-25	SEC FILE NUMBER [___333-144596___]

NOTIFICATION OF LATE FILING	CUSIP NUMBER [___268119104___]

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Dynastar Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1311 Herr Lane
Address of Principal Executive Office ( Street and Number )

Louisville, KY 40222
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dynastar Holdings, Inc. (the " Registrant ") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (the " Form 10-Q ") by the deadline prescribed under the Securities and Exchange Commission's rules and regulations without unreasonable effort and expense.  The Registrant has been unable to complete all of the information requested by the Registrant's independent auditors in connection with their audit of the Registrant's financial statements for the fiscal quarter ended March 31, 2012 to be included in the Form 10-Q.  The Registrant expects to file the Form 10-Q no later than the 5th calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John S. Henderson IV	(502)	326-8100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes   ☒      No   ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes   ☐ No   ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable.  Except as required by law, the Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including the risk that additional resources and time may be needed to complete and file the Form 10-K and other risks described in the Risk Factors sections in the Company’s reports and documents filed with the Securities and Exchange Commission.  The Company’s actual decisions, performance, and results may differ materially from anticipated results described in these forward-looking statements.

Dynastar Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2012	By:	/s/ John S. Henderson IV
John S. Henderson IV
Chief Executive Officer